

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 24, 2017

<u>Via E-mail</u>
Ms. Nancy K. Buese
Chief Financial Officer
Newmont Mining Corporation
6363 South Fiddler's Green Circle
Greenwood Village, Colorado 80111

   Re: **Newmont Mining Corporation**
       Form 10-K for the Year Ended December 31, 2016
       Filed February 21, 2017
       File No. 001-31240

Dear Ms. Buese:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            /s/ Joel Parker

            Joel Parker
            Senior Assistant Chief Accountant
            Office of Beverages, Apparel and
            Mining